[SMIC LOGO]	Semiconductor Manufacturing International Corporation
(incorporated in the Cayman Islands with limited liability)
[Chinese Characters]
18 Zhang Jiang Rd., Pudong New Area, Shanghai 201203, China
[Chinese Characters]
Tel: 86-21-3861-0000 Fax: 86-21-5080-3070
November 28, 2008
Mr. Martin F. James
    Senior Assistant Chief Accountant
Mr. Kevin L. Vaughn
    Accounting Branch Chief
Ms. Lynn Dicker
    Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2007 Filed on June 27, 2008, File No. 001-31994
Dear Messrs. James and Vaughn and Ms. Dicker:
     Semiconductor Manufacturing International Corporation (the “Company”) has received the Staff’s letter, dated November 13, 2008, which sets forth the Staff’s comment to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the Commission on June 27, 2008 (the “Form 20-F”). In accordance with the Staff’s comment, concurrently with the submission of this response letter, the Company is filing an amended Annual Report on Form 20-F/A for the year ended December 31, 2007.
     The Company is responsible for the accuracy and completeness of the Company’s disclosure and its filings. The Company recognizes that the Staff’s comments or changes to its disclosure in response to the Staff’s comments do not prevent the Commission from taking any action with respect to the filing. Additionally, the Company may not assert comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the foregoing, please contact me by telephone at my office in Shanghai at 011-8621-3861-0000, extension 16688 or by fax at 011-8621-5080-3070. In my absence, please contact Gareth Kung at 011-8621-3861-0000, extension 16081 or by fax at 011-8621-5080-3070.

Sincerely yours,
/s/ Morning Wu

Morning Wu
Acting Chief Financial Officer

cc:
Richard R. Chang
Anne Chen
    Semiconductor Manufacturing International Corporation
Carmen Chang
Michelle Edwards
    Wilson Sonsini Goodrich & Rosati, P.C.
John Wilde
Rossana Ley
    Deloitte Touche Tohmatsu CPA Ltd.